Exhibit 99.3

CENTRAL FUND OF CANADA LIMITED

PROXY

ANNUAL MEETING OF SHAREHOLDERS

The undersigned holder of Common shares without nominal or par value of CENTRAL FUND OF CANADA LIMITED (“Central Fund”) hereby appoints J.C. Stefan Spicer of Lynden, Ontario, or failing him, John S. Elder of Toronto, Ontario, or instead of either of the foregoing, _____________________________ of _________________as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of shareholders of Central Fund (the "Meeting") to be held at the offices of Parlee McLaws LLP, 3300 Canada Trust Tower, 421-7th Avenue S.W., Calgary, Alberta on Tuesday, the 21st day of February, 2017 at the hour of 10:30 o'clock a.m. (Mountain Standard Time) and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or adjournments thereof; provided, however, that without otherwise limiting the generality of the authorization and power hereby conferred, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote, or to withhold from voting, the Common shares registered in the name of the undersigned as specified below:

	TO VOTE FOR	TO WITHHOLD FROM VOTING

Barry R. Cooper

Glenn C. Fox

Bruce D. Heagle

Michael A. Parente

Jason A. Schwandt

Dale R. Spackman, Q.C.

J.C. Stefan Spicer

in respect of the election of Directors; and

TO VOTE FOR	TO WITHHOLD FROM VOTING

in respect of the re-appointment of the Auditors and authorizing the Board of Directors to fix their remuneration.

The Common shares represented by this proxy will be voted or withheld from voting, as the case may be, in accordance with the foregoing directions on any ballot that may be called for and, if a holder specifies a choice with respect to any matter to be acted upon, the Common shares shall be voted accordingly. IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING WITH RESPECT TO THE ELECTION OF DIRECTORS OR FROM THE APPOINTMENT OF AUDITORS AND AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, SUCH COMMON SHARES WILL BE VOTED ON ANY BALLOT THAT MAY BE CALLED FOR IN RESPECT OF ANY SUCH MATTER AS SET OUT IN THE ACCOMPANYING INFORMATION CIRCULAR.

If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED this ________ day of _____________________, 2017

(Signature of Shareholder)

NOTES:

1. A HOLDER OF COMMON SHARES HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO NEED NOT BE A COMMON SHAREHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A holder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to Central Fund or to CST Trust Company or American Stock Transfer & Trust Company LLC for receipt not later than 48 hours (excluding Saturday, Sunday and a statutory holiday) preceding such Meeting or any adjournment or adjournments thereof.

2. This form of proxy must be dated and signed by the holder of Common shares or his or her attorney authorized in writing or, if the holder is a corporation, by an officer or attorney thereof duly authorized.

3. If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed to the Shareholder.

4. If it is desired that the Common shares represented by this proxy are to be withheld from voting on any ballot that may be called for with respect to such matter, the appropriate box or boxes above providing for withholding from voting should be marked with an X or a tick mark √.

5. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT (IE: THE SENIOR OFFICERS) OF THE CORPORATION.

6. THIS PROXY IS FOR USE BY COMMON SHAREHOLDERS AT THE ANNUAL MEETING OF SHAREHOLDERS OF CENTRAL FUND TO BE HELD ON TUESDAY, FEBRUARY 21, 2017 AND AT ANY ADJOURNMENT OR ADJOURNMENTS
THEREOF.